China Ceramics
Initiates the Acquisition of a New Production Facility in Gaoan, China and
Announces the Addition of a New Exclusive Distributor

Tortola, British Virgin Islands, December 18, 2009 - China Ceramics Co., Ltd. (“China Ceramics” or the “Company”) announced today that it has initiated the acquisition of a new production facility in Gaoan, China (the “Gaoan Facility”).  As previously disclosed in the Company’s F-4 dated November 10, 2009, Jinjiang Hengda Ceramics, now a wholly owned subsidiary of China Ceramics, entered into a definitive acquisition agreement for the Gaoan Facility with a group of investors (the “Investors”) prior to the closing of its business combination with China Ceramics on November 20, 2009.  China Ceramics paid cash of RMB 145.4 million (approx. US$ 21.3 million) to the Investors and assumed loans of RMB 99.0mm (approx. US$ 14.5 million) for a current total cost of RMB 244.4 million (approx US$ 35.8 million).  The loans bear interest at an average rate of 5.31% per annum.  China Ceramics expects to directly invest approximately US$4 million in the Gaoan Facility in early 2010 for a total first stage cost of approximately US$ 40 million.  The closing of the acquisition of the Gaoan Facility is subject to the Gaoan City Administration for Industry and Commerce transferring the registration and business license for the Gaoan Facility from the Investors to China Ceramics.  The Company has assumed operational control of the Gaoan facility and does not expect the Administration for Industry and Commerce to reject the transfer.  The Company expects the transfer to occur within the next two months.

Currently the Gaoan Facility has three production lines installed and China Ceramics anticipates adding another four production lines in 2010 and five in 2011.  The first three production lines have been operational since early December.  Finished products are expected to ship from the factory to distributors in early January 2010.  The three new production lines are expected to contribute an additional 11mm sq. meters of production of exterior ceramics tiles per year. The addition of productions lines in 2010 and 2011 are expected to cost approximately $20 million for each year.  Together with the current production capacity at the Company’s Jinjiang, China plant, the expected production capacity in 2010 will be approx 39m sq. meters.  China Ceramics will discontinue outsourcing production to other ceramics tile manufacturers in January 2010.

China Ceramics also announced today that the Company has signed an agreement with a new exclusive distributor in Guangdong Province that will begin distributing the Company’s products in 2010.  Post this announcement, China Ceramics will have a network of 32 exclusive distributors.  China Ceramics continues to negotiate distribution agreements with new exclusive distributors and large real estate developers in order to increase the Company’s penetration of the PRC market.

About China Ceramics Co. Ltd.
China Ceramics is a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings.  China Ceramics produces five different types of ceramics tiles, sold under the “HD” or “Hengda” brand.  The company’s products are available in over two thousand styles, colors and size combinations and are distributed through a network of exclusive distributors and directly to large property developers.  China Ceramics securities are quoted on the NYS Amex Equities under the symbols “HOL”, “HOL.WS” and “HOL.U”.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  Forward-looking statements in this press release include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release.  Such risk factors include, among others: future operating or financial results; future growth expectations; the impact of inflation generally as well as on the rising costs of materials; specific economic conditions in China generally or in the markets in which China Ceramics operates; changes in laws and regulations; potential liability from future litigation; the diversion of management time on acquisition and integration related issues; modifications or adjustments to the financial statements of China Ceramics as a result of applicable securities laws; and general economic conditions such as inflation or recession.  Actual results may differ materially from those contained in the forward-looking statements in this communication and documents filed with the SEC. China Ceramics undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication.  All forward-looking statements are qualified in their entirety by this cautionary statement.

Contact:
Stuart Management Company
Mark L. Wilson, 203-226-6288

Source: China Ceramics Co., Ltd.